UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Quantum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

747906204
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,128,823*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,128,823*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,128,823*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON CO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,862,924*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,862,924*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,862,924*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,234,935*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,234,935*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,234,935*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,234,935*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,234,935*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,234,935*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,234,935*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,234,935*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,234,935*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,234,935*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,234,935*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,234,935*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 41,234,935*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 41,234,935*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,234,935*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 41,234,935*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 41,234,935*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,234,935*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 41,234,935*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 41,234,935*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,234,935*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Quantum Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1650 Technology Drive, Suite 800, San Jose, California 95110.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;

(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(vii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(viii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(ix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP NO. 747906204

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  As further described in Item 6, the Reporting Persons purchased in a private placement an aggregate of $30,000,000 principal amount of the Notes (as defined below) for $30,000,000 in cash.

The aggregate purchase price of the 26,128,823 Shares beneficially owned by Starboard V&O Fund is approximately $38,354,507, excluding brokerage commissions.  Such aggregate purchase price includes $18,960,000, which is the purchase price of $18,960,000 principal amount of Notes (as defined below) convertible into 11,511,839 Shares.   The aggregate purchase price of the 5,862,924 Shares beneficially owned by Starboard LLC is approximately $8,606,755, excluding brokerage commissions.  Such aggregate purchase price includes $4,260,000, which is the purchase price of $4,260,000 principal amount of Notes convertible into 2,586,521 Shares. The aggregate purchase price of the 9,243,188 Shares held in the Starboard Value LP Account is approximately $13,579,188, excluding brokerage commissions.  Such aggregate purchase price includes $6,780,000, which is the purchase price of $6,780,000 principal amount of Notes convertible into 4,116,575 Shares.

CUSIP NO. 747906204

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares and Notes based on the Reporting Persons’ belief that the Shares and Notes, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons currently intend to engage in discussions with management and the Board of the Issuer concerning actions within their control that in the Reporting Persons’ view can dramatically increase profitability and unlock value for shareholders.  The Reporting Persons also intend to engage in discussions with management and the Board of the Issuer regarding seeking Board representation. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares or Notes at prices that would make the purchase or sale of Shares or Notes desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares or Notes on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares and the Notes, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure, including seeking board representation, or operations of the Issuer, purchasing additional Shares or Notes, selling some or all of their Shares or Notes, engaging in short selling of or any hedging or similar transaction with respect to the Shares or the Notes, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is calculated using as the numerator the respective Shares held by each Reporting Person, including Shares issuable upon conversion of the Notes, and as the denominator 240,500,000 Shares outstanding, as of August 3, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012, plus the number of Shares issuable upon conversion of the Notes held by such Reporting Person.

A.	Starboard V&O Fund

(a)	As of the close of business on November 1, 2012, Starboard V&O Fund beneficially owned 26,128,823 Shares, including 11,511,839 Shares underlying the Notes.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 26,128,823
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 26,128,823
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 747906204

B.	Starboard LLC

(a)	As of the close of business on November 1, 2012, Starboard LLC beneficially owned 5,862,924 Shares, including 2,586,521 Shares underlying the Notes.

Percentage: 2.4%

(b)	1. Sole power to vote or direct vote: 5,862,924
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,862,924
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on November 1, 2012, 9,243,188 Shares were held in the Starboard Value LP Account, including 4,116,575 Shares underlying the Notes.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard LLC and (iii) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.9%

(b)	1. Sole power to vote or direct vote: 41,234,935
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,234,935
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard LLC and (iii) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.9%

(b)	1. Sole power to vote or direct vote: 41,234,935
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,234,935
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 747906204

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard LLC and (iii) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.9%

(b)	1. Sole power to vote or direct vote: 41,234,935
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,234,935
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard LLC and (iii) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.9%

(b)	1. Sole power to vote or direct vote: 41,234,935
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,234,935
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard LLC and (iii) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.9%

CUSIP NO. 747906204

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 41,234,935
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 41,234,935

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 1, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 26, 2012, the Reporting Persons purchased in a private placement an aggregate of $30,000,000 principal amount of 4.50% percent convertible senior notes due November 2017 of the Issuer (the “Notes”). The Notes are convertible at an initial conversion rate of 607.1645 Shares of the Issuer’s common stock per $1,000 principal amount of the Notes (representing an initial conversion price of approximately $1.65 per Share), subject to adjustment in certain circumstances, and will mature on November 15, 2017.  The Reporting Persons may convert their Notes at their option, at any time prior to the close of business on the business day immediately preceding November 15, 2017.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated November 1, 2012.

99.2	Power of Attorney for Jeffrey C. Smith, Mark Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 747906204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 747906204

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 747906204

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

159,250	1.5286	09/04/2012
159,250	1.5201	09/05/2012
158,000	1.5952	10/04/2012
63,200	1.6100	10/05/2012
569	1.6000	10/05/2012
94,231	1.6491	10/17/2012
63,200	1.6301	10/18/2012
517	1.6000	10/18/2012
69,003	1.5574	10/19/2012
25,280	1.5500	10/19/2012
12,640	1.4851	10/24/2012
685,183	1.2809	10/25/2012
1,535,441	1.2679	10/25/2012
2,364,484	1.2679	10/25/2012
316,000	1.2890	10/25/2012
632,000	1.2834	10/25/2012
667,049	1.2738	10/25/2012
751,842	1.2772	10/25/2012
11,511,839*	--	10/26/2012

STARBOARD VALUE AND OPPORTUNITY S LLC

35,250	1.5286	09/04/2012
35,250	1.5201	09/05/2012
35,500	1.5952	10/04/2012
14,200	1.6100	10/05/2012
128	1.6000	10/05/2012
21,172	1.6491	10/17/2012
14,200	1.6301	10/18/2012
116	1.6000	10/18/2012
15,504	1.5574	10/19/2012
5,680	1.5500	10/19/2012
2,840	1.4851	10/24/2012
153,950	1.2809	10/25/2012
344,988	1.2679	10/25/2012
531,261	1.2679	10/25/2012
71,000	1.2890	10/25/2012
142,000	1.2834	10/25/2012
149,875	1.2738	10/25/2012
168,927	1.2772	10/25/2012
2,586,521*	--	10/26/2012

* Represents Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

55,500	1.5286	09/04/2012
55,500	1.5201	09/05/2012
56,500	1.5952	10/04/2012
22,600	1.6100	10/05/2012
203	1.6000	10/05/2012
33,697	1.6491	10/17/2012
22,600	1.6301	10/18/2012
185	1.6000	10/18/2012
24,675	1.5574	10/19/2012
9,040	1.5500	10/19/2012
4,520	1.4851	10/24/2012
245,018	1.2809	10/25/2012
549,066	1.2679	10/25/2012
845,527	1.2679	10/25/2012
113,000	1.2890	10/25/2012
226,000	1.2834	10/25/2012
238,534	1.2738	10/25/2012
268,855	1.2772	10/25/2012
4,116,575*	--	10/26/2012

* Represents Shares underlying certain convertible senior subordinated notes.